November 6, 2012

By EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Christine Allen
Mary Mast
Scot Foley
John Krug

Re:	Enanta Pharmaceuticals, Inc.
Confidential Draft Registration Statement on Form S-1
Initially Submitted August 31, 2012
Amendment No. 1 Submitted October 10, 2012
CIK No. 0001177648

Ladies and Gentlemen:

On behalf of Enanta Pharmaceuticals, Inc. (the “Company”), set forth below are responses to the comments provided to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated October 18, 2012 (the “Letter”). The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Company’s Registration Statement on Form S-1 (the “Registration Statement”). These changes will be reflected in a revised draft to the Registration Statement that is being filed via EDGAR with the Commission contemporaneously with this letter. Capitalized terms used and not defined in this letter have the meanings assigned to them in the Registration Statement.

United States Securities and Exchange Commission

November 6, 2012

Business

Our Research and Development Pipeline, page 72

1.	We note your response to our prior comment 15. Please include in your disclosure a brief discussion of controversy relating to your research efforts or hypotheses, if any. If, to your knowledge, no such controversy exists, please state this in a response to this comment.

Response:	The Company advises the Staff that, to its knowledge, no controversy exists relating to its or its collaborators’ research efforts or hypotheses with respect to its product candidates’ potential to offer an interferon-free or interferon/ribavirin-free approach to HCV. In addition, to the Company’s knowledge, no controversy exists relating to the potential therapeutic effects of EDP-788 or the Company’s bicyclolides generally with respect to MRSA and other skin infections.

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Revenue Recognition, page F-13

2.	You state that you elected not to adopt the guidance in ASU 2010-17. Please clarify in the filing that you do not have any substantive milestones in your agreements and thus the adoption of ASU 2010-17 had no effect on your financial statements. Refer to ASC 605-28-65-1.

Response:	In response to the Staff’s comment, the Company has revised its disclosure on page F-14 of the Registration Statement to clarify that its adoption of ASU 2010-17, Revenue Recognition–Milestone Method, as of October 1, 2010, had no impact on its financial statements as the Company made a policy election under the adopted standard not to apply the milestone method. All milestone payments that the Company has received or is eligible to receive under its existing collaboration agreements result solely from the efforts of its collaborators and not from the efforts of the Company and, therefore, are not deemed to be substantive milestones under this standard.

United States Securities and Exchange Commission

November 6, 2012

Stock Option Valuation, page F-34

3.	As previously acknowledged in your response to comment 22 we will evaluate the accounting treatment for the 513,500 stock options issued in the six months ended June 30, 2012 and any other equity issuances once an IPO price has been set. Please confirm that no other equity issuances have been issued since the balance sheet date or provide additional disclosure in the filing.

Response:	The Company acknowledges the Staff’s comment and confirms that it has not issued any stock options or other equity awards since the June 30, 2012 balance sheet date. In addition, the Company supplementally advises the Staff that, relative to the number of shares of common stock to be outstanding immediately before and after the offering, only a de minimis number of shares of common stock (113,369 in aggregate) have been issued since the balance sheet date, resulting from the exercise of vested stock options. Further, the Company confirms that, if any equity awards are issued prior to the effectiveness of the Registration Statement, the Company will disclose those equity awards in a future pre-effective amendment to the Registration Statement.

* * *

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned at (617) 239-0314 or to Nathaniel Gardiner at (617) 239-0293. Thank you for your assistance.

Respectfully submitted,

/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	Jay R. Luly, President and Chief Executive Officer
Enanta Pharmaceuticals, Inc.

Richard D. Truesdell, Jr., Esq.
Davis Polk & Wardwell LLP